UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Short Form of Press Release

Commission File Number 1-11414

BANCO LATINOAMERICANO DE COMERCIO EXTERIOR, S.A.

(Exact name of Registrant as specified in its Charter)

FOREIGN TRADE BANK OF LATIN AMERICA, INC.

(Translation of Registrant’s name into English)

Business Park Torre V, Ave. La Rotonda, Costa del Este

P.O. Box 0819-08730

Panama City, Republic of Panama

(Address of Registrant’s Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐        No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐        No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2021

FOREIGN TRADE BANK OF LATIN AMERICA, INC.
(Registrant)

By:	/s/ Ana Graciela de Méndez
Name: Ana Graciela de Méndez
Title: CFO

BLADEX ANNOUNCES THIRD QUARTER 2021 PROFIT OF $15.7 MILLION, OR $0.41 PER SHARE,
ON THE ACCOUNT OF HIGHER TOP-LINE REVENUES AND SUSTAINED CREDIT GROWTH

PANAMA CITY, REPUBLIC OF PANAMA, October 29, 2021

Banco Latinoamericano de Comercio Exterior, S.A. (NYSE: BLX, “Bladex”, or “the Bank”), a Panama-based multinational bank originally established by the central banks of 23 Latin-American and Caribbean countries to promote foreign trade and economic integration in the Region, today announced its results for the Third Quarter (“3Q21”) and nine months (“9M21”) ended September 30, 2021.

The consolidated financial information in this document has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

FINANCIAL SNAPSHOT

(US$ million, except percentages and per share amounts)	3Q21	2Q21	3Q20	9M21	9M20
Key Income Statement Highlights
Net Interest Income ("NII")	$22.1	$21.0	$22.6	$62.0	$70.1
Fees and commissions, net	$4.8	$4.3	$2.6	$12.1	$7.6
(Loss) gain on financial instruments, net	($0.1)	$0.2	($0.4)	$0.1	($4.7)
Other income, net	$0.1	$0.1	$0.4	$0.3	$0.8
Total revenues	$26.8	$25.6	$25.2	$74.4	$73.8
(Provision for) reversal of credit losses	($0.8)	($1.4)	($1.5)	($2.2)	$1.2
Gain on non-financial assets, net	$0.0	$0.0	$0.1	$0.0	$0.0
Operating expenses	($10.3)	($10.1)	($8.3)	($29.6)	($27.2)
Profit for the period	$15.7	$14.1	$15.4	$42.6	$47.9
Profitability Ratios
Earnings per Share ("EPS") (1)	$0.41	$0.36	$0.39	$1.08	$1.21
Return on Average Equity (“ROAE”) (2)	6.1%	5.4%	6.0%	5.5%	6.2%
Return on Average Assets (“ROAA”)	0.9%	0.8%	1.0%	0.9%	1.0%
Net Interest Margin ("NIM") (3)	1.33%	1.27%	1.42%	1.28%	1.43%
Net Interest Spread ("NIS") (4)	1.17%	1.11%	1.19%	1.11%	1.12%
Efficiency Ratio (5)	38.5%	39.6%	33.1%	39.8%	36.8%
Assets, Capital, Liquidity & Credit Quality
Credit Portfolio (6)	$6,956	$6,531	$5,320	$6,956	$5,320
Commercial Portfolio (7)	$6,188	$6,008	$5,087	$6,188	$5,087
Investment Portfolio	$768	$523	$234	$768	$234
Total assets	$6,977	$6,723	$6,311	$6,977	$6,311
Total equity	$1,013	$1,031	$1,026	$1,013	$1,026
Market capitalization (8)	$667	$605	$482	$667	$482
Tier 1 Capital to risk-weighted assets (Basel III – IRB) (9)	21.3%	23.6%	26.5%	21.3%	26.5%
Capital Adequacy Ratio (Regulatory) (10)	16.9%	18.2%	21.8%	16.9%	21.8%
Total assets / Total equity (times)	6.9	6.5	6.2	6.9	6.2
Liquid Assets / Total Assets (11)	11.9%	14.9%	23.2%	11.9%	23.2%
Credit-impaired loans to Loan Portfolio (12)	0.2%	0.2%	0.0%	0.2%	0.0%
Total allowance for losses to Credit Portfolio (13)	0.7%	0.7%	0.8%	0.7%	0.8%
Total allowance for losses to credit-impaired loans (times) (13)	4.4	4.4	n.m.	4.4	n.m.

"n.m." means not meaningful.

BUSINESS HIGHLIGHTS

•	Bladex’s Profit for 3Q21 totaled $15.7 million (+12% QoQ; +2% YoY), mainly due to higher top-line revenues (+5% QoQ; +7% YoY), on improved fee income and a positive quarterly trend in Net Interest Income (“NII”).

•	The Bank’s Profit for 9M21 reached $42.6 million (-11% YoY), mainly due to the net effect on NII of lower market rates on the Bank´s assets and liabilities. Other impacts included credit provisions mainly associated to credit growth compared to reversals in 2020, and higher operating expenses, offsetting higher fees and other income.

•	NII quarterly growth trend, up 5% QoQ, to $22.1 million for 3Q21, mainly reflect increased credit portfolio balances, higher lending spreads and lower funding costs, offsetting the impact of lower market rates, mostly accountable for the 2% YoY decrease on NII.

•	Fees and commissions income totaled $4.8 million for 3Q21 (+11% QoQ; +82% YoY), as the Bank saw increased activity in its transaction-based structuring and syndications business and the robust results in the Bank’s letters of credit business.

•	The Bank’s Credit Portfolio grew 7% QoQ and 31% YoY to reach $7.0 billion at the end of 3Q21, propelled by higher lending origination (+10% QoQ; +53% YoY) and a 78% QoQ increase in its portfolio of credit investment securities to complement the Bank’s lending business.

•	The persistent quarterly growth trend in the Commercial Portfolio, reaching $6.2 billion at 3Q21 (+3% QoQ; +22% YoY), was centered on Investment Grade countries (+3 p.p. QoQ). The Bank continues to collect all scheduled loan maturities, evidencing the high quality of its borrower base, as well as the short-term nature of its business (77% maturing in less than a year).

•	Credit-impaired loans (“NPLs”) remained unchanged from the previous quarter, at $11 million or 0.2% of total loans at the end of 3Q21. Credits with increased risk since origination (Stage 2, under IFRS 9) represented 3%, with the remaining 97% categorized as Stage 1 or low-risk credits.

•	As of September 30, 2021, the total allowance for credit losses amounted to $46.9 million, representing 4.4 times NPL balances. Provision for credit losses of $0.8 million in 3Q21 was mostly associated to credit growth.

•	Bladex´s liquidity position stood at $827 million, or 12% of total assets as of September 30, 2021, supported by its sound and well diversified funding structure, led by the continued steady growth of its deposit base (+1% QoQ; +11% YoY).

•	As of September 30, 2021, the Bank´s capitalization remained solid with a Tier 1 Basel III Capital Ratio of 21.3% and a Regulatory Capital Adequacy Ratio of 16.9%. Equity levels were down (-2% QoQ; -1% YoY) mainly due to the Bank’s open market stock repurchase program, under which 1.8 million shares for a total of $28.6 million, with an average price of $16.17, have been repurchased since its launching in mid-May of 2021.

CEO’s Comments

Mr. Jorge Salas, Bladex’s Chief Executive Officer said: “There is no doubt that economic recovery is underway in Latin America and the Caribbean. According to the International Monetary Fund, Real GDP is projected to grow by 6.3 % in 2021, followed by a more moderate rate of 3% in 2022. From an overall perspective, Bladex foresees an heterogenous recovery across Latin America, with the two biggest economies in the Region, Brazil and Mexico, growing at 5.2% and 6.2% respectively this year. High commodity prices, and its pent-up demand, record high remittances in some countries and the reversal of monetary and fiscal policies are the main favorable external conditions. Having said that, the pandemic still casts shadows over parts of the Region, as the recovery was robust in the first quarter of 2021 but lost momentum in the second and third quarters as COVID-19 cases rose again in several countries.”

Mr. Salas added: “In this context, third quarter results improved once again, continuing the positive growth trend in revenues, both from higher interest income, and higher fee income coming from our syndication business and our letters of credit business that is having a record year. The loan book and investment portfolio have now five quarters of consecutive growth, with a combined total of more than $6 billion, surpassing pre-pandemic levels. Solid loan origination was made at higher spreads than the loans matured during the quarter, an inflection point as it reverts the recent downward pressure in spreads experienced since the beginning of the year.”

Mr. Salas concluded: “As I have been stating in previous quarters, after operating for over 40 years in Latin America, Bladex remains cautiously optimistic and uniquely positioned to continue growing and taking advantage of the opportunities that keep arising in a Region that we know very well. The Board decided once again, to maintain the quarterly dividend of 25 cents per share and the share buyback plan announced last May under the open market program continues to be executed as planned, reaffirming our solid results, confidence and commitment in the best interest of our valued shareholders.”

RECENT EVENTS

▪	Quarterly dividend payment: The Board approved a quarterly common dividend of $0.25 per share corresponding to the third quarter 2021. The cash dividend will be paid on November 23, 2021, to shareholders registered as of November 9, 2021.

▪	Rating update: On September 1, 2021, Fitch Ratings affirmed the Bank’s Long- and Short-Term Foreign Currency Issuer Default Rating (IDR) at “BBB/F3”, respectively. The outlook was revised to “Stable” from “Negative”, resulting from the same action on the trend of Fitch’s assessment of the Bank’s regional operating environment.

Notes:

-	Numbers and percentages set forth in this earnings release have been rounded and accordingly may not total exactly.

-	QoQ and YoY refer to quarter-on-quarter and year-on-year variations, respectively.

Footnotes:

1)	Earnings per Share (“EPS”) calculation is based on the average number of shares outstanding during each period.

2)	ROAE refers to return on average stockholders’ equity which is calculated on the basis of unaudited daily average balances.

3)	NIM refers to net interest margin which constitutes to Net Interest Income (“NII”) divided by the average balance of interest-earning assets.

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4)	NIS refers to net interest spread which constitutes the average yield earned on interest-earning assets, less the average yield paid on interest-bearing liabilities.

5)	Efficiency Ratio refers to consolidated operating expenses as a percentage of total revenues.

6)	The Bank’s “Credit Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), securities at FVOCI and at amortized cost, gross of interest receivable and the allowance for expected credit losses, loan commitments and financial guarantee contracts, such as confirmed and stand-by letters of credit, and guarantees covering commercial risk; and other assets consisting of customers’ liabilities under acceptances.

7)	The Bank’s “Commercial Portfolio” includes gross loans at amortized cost (or the “Loan Portfolio”), loan commitments and financial guarantee contracts, such as issued and confirmed letters of credit, stand-by letters of credit, guarantees covering commercial risk and other assets consisting of customers’ liabilities under acceptances.

8)	Market capitalization corresponds to total outstanding common shares multiplied by market close price at the end of each corresponding period.

9)	Tier 1 Capital ratio is calculated according to Basel III capital adequacy guidelines, and as a percentage of risk-weighted assets. Risk-weighted assets are estimated based on Basel III capital adequacy guidelines, utilizing internal-ratings based approach or “IRB” for credit risk and standardized approach for operational risk.

10)	As defined by the Superintendency of Banks of Panama through Rules No. 01-2015 and 03-2016, based on Basel III standardized approach. The capital adequacy ratio is defined as the ratio of capital funds to risk-weighted assets, rated according to the asset’s categories for credit risk. In addition, risk-weighted assets consider calculations for market risk and operating risk.

11)	Liquid assets refer to total cash and cash equivalents, consisting of cash and due from banks and interest-bearing deposits in banks, excluding pledged deposits and margin calls; as well as highly rated corporate debt securities (above ‘A-‘). Liquidity ratio refers to liquid assets as a percentage of total assets.

12)	Loan Portfolio refers to gross loans at amortized cost, excluding interest receivable, the allowance for loan losses, and unearned interest and deferred fees. Credit-impaired loans are also commonly referred to as Non-Performing Loans or NPLs.

13)	Total allowance for losses refers to allowance for loan losses plus allowance for loan commitments and financial guarantee contract losses and allowance for investment securities losses.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements of expected future developments within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “may”, “should”, “will” and similar references to future periods. The forward-looking statements in this press release include the Bank’s financial position, asset quality and profitability, among others. These forward-looking statements reflect the expectations of the Bank’s management and are based on currently available data; however, actual performance and results are subject to future events and uncertainties, which could materially impact the Bank’s expectations. Among the factors that can cause actual performance and results to differ materially are as follows: the coronavirus (COVID-19) pandemic and government actions intended to limit its spread; the anticipated changes in the Bank’s credit portfolio; the continuation of the Bank’s preferred creditor status; the impact of increasing/decreasing interest rates and of the macroeconomic environment in the Region on the Bank’s financial condition; the execution of the Bank’s strategies and initiatives, including its revenue diversification strategy; the adequacy of the Bank’s allowance for expected credit losses; the need for additional allowance for expected credit losses; the Bank’s ability to achieve future growth, to reduce its liquidity levels and increase its leverage; the Bank’s ability to maintain its investment-grade credit ratings; the availability and mix of future sources of funding for the Bank’s lending operations; potential trading losses; the possibility of fraud; and the adequacy of the Bank’s sources of liquidity to replace deposit withdrawals. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

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ABOUT BLADEX

Bladex, a multinational bank originally established by the central banks of Latin-American and Caribbean countries, began operations in 1979 to promote foreign trade and economic integration in the Region. The Bank, headquartered in Panama, also has offices in Argentina, Brazil, Colombia, Mexico, and the United States of America, and a Representative License in Peru, supporting the regional expansion and servicing its customer base, which includes financial institutions and corporations.

Bladex is listed on the NYSE in the United States of America (NYSE: BLX), since 1992, and its shareholders include: central banks and state-owned banks and entities representing 23 Latin American countries; commercial banks and financial institutions; and institutional and retail investors through its public listing.

CONFERENCE CALL INFORMATION

There will be a conference call to discuss the Bank’s quarterly results on Friday, October 29, 2021 at 11:00 a.m. New York City time (Eastern Time). For those interested in participating, please dial 1-877-271-1828 in the United States or, if outside the United States, 1-334-323-9871. Participants should use conference passcode 43047589, and dial in five minutes before the call is set to begin. There will also be a live audio webcast of the conference at http://www.bladex.com. The webcast presentation will be available for viewing and downloads on http://www.bladex.com.

The conference call will become available for review on Conference Replay one hour after its conclusion and will remain available for 60 days. Please dial (877) 919-4059 or (334) 323-0140 and follow the instructions. The replay passcode is: 48578833.

For more information, please access http://www.bladex.com or contact:

Mrs. Ana Graciela de Méndez

Chief Financial Officer

Tel: +507 210-8563

E-mail address: amendez@bladex.com

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